Exhibit 99.1

Baytex Energy Corp.
Condensed Consolidated Statements of Financial Position
(thousands of Canadian dollars) (unaudited)

As at	September 30, 2012	December 31, 2011

ASSETS
Current assets
Cash (note 4)	$197,730	$7,847
Trade and other receivables	196,274	206,951
Crude oil inventory	1,183	898
Financial derivatives	23,895	10,879
	419,082	226,575
Non-current assets
Deferred income tax asset	—	10,133
Financial derivatives	909	180
Exploration and evaluation assets (note 3)	112,094	129,774
Oil and gas properties (note 4)	2,052,018	2,032,160
Other plant and equipment	32,004	25,233
Goodwill	37,755	37,755
	$2,653,862	$2,461,810

LIABILITIES
Current liabilities
Trade and other payables	$219,246	$225,831
Dividends payable to shareholders	26,612	25,936
Financial derivatives	11,036	25,205
	256,894	276,972
Non-current liabilities
Bank loan (note 5)	181,785	311,960
Long-term debt (note 6)	439,455	297,731
Asset retirement obligations (note 7)	270,318	260,411
Deferred income tax liability	190,258	93,217
Financial derivatives	8,349	14,785
	1,347,059	1,255,076

SHAREHOLDERS’ EQUITY
Shareholders’ capital (note 8)	1,822,959	1,680,184
Contributed surplus	65,771	85,716
Accumulated other comprehensive loss	(16,423)	(3,546)
Deficit	(565,504)	(555,620)
	1,306,803	1,206,734
	$2,653,862	$2,461,810

See accompanying notes to the condensed consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Income and Comprehensive Income
(thousands of Canadian dollars, except per common share amounts) (unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011

Revenues, net of royalties (note 12)	$252,028	$263,131	$780,617	$790,384

Expenses
Production and operating	57,093	55,936	172,347	153,601
Transportation and blending	44,426	54,059	153,953	185,737
Exploration and evaluation (note 3)	2,553	3,285	9,483	10,102
Depletion and depreciation	71,642	63,406	214,534	176,519
General and administrative	9,914	9,604	32,239	29,423
Share-based compensation (note 9)	9,759	9,841	28,960	25,177
Financing costs (note 13)	12,862	10,383	34,955	33,738
Gain on financial derivatives (note 15)	(1,434)	(37,243)	(47,956)	(33,585)
Foreign exchange (gain) loss (note 14)	(6,248)	19,839	(4,236)	11,903
Loss (gain) on divestiture of oil and gas properties (note 4)	2,654	(1,603)	(172,752)	(1,603)
Charge on redemption of long-term debt (note 6)	9,261	—	9,261	—
	212,482	187,507	430,788	591,012
Net income before income taxes	39,546	75,624	349,829	199,372
Income tax expense (note 11)
Current income tax (recovery) expense	(3,035)	—	13,629	—
Deferred income tax expense	15,808	23,785	109,189	39,720
	12,773	23,785	122,818	39,720
Net income attributable to shareholders	$26,773	$51,839	$227,011	$159,652
Other comprehensive income (loss)
Foreign currency translation adjustment	(14,445)	19,425	(12,877)	12,777
Comprehensive income	$12,328	$71,264	$214,134	$172,429

Net income per common share (note 10)
Basic	$0.22	$0.45	$1.90	$1.38
Diluted	$0.22	$0.44	$1.87	$1.35

Weighted average common shares (note 10)
Basic	120,469	116,404	119,476	115,477
Diluted	121,893	118,918	121,291	118,478

See accompanying notes to the condensed consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Changes in Equity
(thousands of Canadian dollars) (unaudited)

	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total equity
Balance at December 31, 2010	$1,484,335	$129,129	$(10,323)	$(492,005)	$1,111,136
Dividends to shareholders	—	—	—	(208,135)	(208,135)
Exercise of share rights	92,084	(58,458)	—	—	33,626
Share-based compensation	—	25,177	—	—	25,177
Issued pursuant to dividend reinvestment plan	51,470	—	—	—	51,470
Comprehensive income for the period	—	—	12,777	159,652	172,429
Balance at September 30, 2011	$1,627,889	$95,848	$2,454	$(540,488)	$1,185,703
Balance at December 31, 2011	$1,680,184	$85,716	$(3,546)	$(555,620)	$1,206,734
Dividends to shareholders	—	—	—	(236,895)	(236,895)
Exercise of share rights	47,320	(28,857)	—	—	18,463
Vesting of share awards	20,048	(20,048)	—	—	—
Share-based compensation	—	28,960	—	—	28,960
Issued pursuant to dividend reinvestment plan	75,407	—	—	—	75,407
Comprehensive income (loss) for the period	—	—	(12,877)	227,011	214,134
Balance at September 30, 2012	$1,822,959	$65,771	$(16,423)	$(565,504)	$1,306,803

See accompanying notes to the condensed consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Cash Flows
(thousands of Canadian dollars) (unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011

CASH PROVIDED BY (USED IN):
Operating activities
Net income for the period	$26,773	$51,839	$227,011	$159,652
Adjustments for:
Share-based compensation (note 9)	9,759	9,841	28,960	25,177
Unrealized foreign exchange (gain) loss (note 14)	(5,346)	24,257	(3,234)	14,655
Exploration and evaluation	2,553	2,608	9,483	7,562
Depletion and depreciation	71,642	63,406	214,534	176,519
Unrealized loss (gain) on financial derivatives (note 15)	7,139	(31,016)	(36,043)	(34,148)
Loss (gain) on divestiture of oil and gas properties (note 4)	2,654	(1,603)	(172,752)	(1,603)
Current income tax expense on divestiture	(3,035)	—	13,629	—
Deferred income tax expense	15,808	23,785	109,189	39,720
Charge on redemption of long-term debt (note 6)	9,261	—	9,261	—
Financing costs (note 13)	12,862	10,383	34,955	33,738
Change in non-cash working capital	(6,497)	(1,758)	(16,210)	(1,553)
Asset retirement obligations (note 7)	(1,205)	(3,064)	(2,353)	(4,942)
	142,368	148,678	416,430	414,777

Financing activities
Payments of dividends	(51,458)	(52,037)	(160,813)	(156,056)
(Decrease) increase in bank loan	(214,035)	39,694	(130,175)	56,448
Proceeds from issuance of long-term debt (note 6)	293,761	—	293,761	145,810
Redemption of long-term debt (note 6)	(156,863)	—	(156,863)	—
Issuance of common shares (note 8)	3,399	5,148	18,463	33,626
Interest paid	(14,169)	(14,982)	(32,397)	(31,370)
	(139,365)	(22,177)	(168,024)	48,458

Investing activities
Additions to exploration and evaluation assets (note 3)	(4,402)	(566)	(12,096)	(8,010)
Additions to oil and gas properties	(108,724)	(99,802)	(339,843)	(287,825)
Property acquisitions	(958)	(28,502)	(13,467)	(65,835)
Corporate acquisitions	—	(22)	—	(118,693)
Proceeds from divestitures (note 4)	(1,202)	—	316,200	—
Current income tax expense on divestiture	3,035	—	(13,629)	—
Additions to other plant and equipment, net of disposals	(2,454)	(591)	(9,121)	(1,416)
Change in non-cash working capital	3,716	1,260	20,558	18,577
	(110,989)	(128,223)	(51,398)	(463,202)
Impact of foreign currency translation on cash balances	(6,750)	(337)	(7,125)	(33)
Change in cash	(114,736)	(2,059)	189,883	—
Cash, beginning of period	312,466	2,059	7,847	—
Cash, end of period	$197,730	$—	$197,730	$—

See accompanying notes to the condensed consolidated financial statements.

Baytex Energy Corp.
Notes to the Condensed Consolidated Financial Statements
As at September 30, 2012, December 31, 2011 and for the three months and nine months ended September 30, 2012 and 2011
(all tabular amounts in thousands of Canadian dollars, except per common share amounts) (unaudited)

1.	REPORTING ENTITY
Baytex Energy Corp. (the “Company” or “Baytex”) is an oil and gas corporation engaged in the acquisition, development and production of oil and natural gas in the Western Canadian Sedimentary Basin and the United States. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The Company’s head and principal office is located at 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, and its registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

2.	BASIS OF PRESENTATION
The condensed interim unaudited consolidated financial statements (“consolidated financial statements”) have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. These consolidated financial statements do not include all the necessary annual disclosures as prescribed by International Financial Reporting Standards and should be read in conjunction with the annual audited consolidated financial statements as of December 31, 2011. The Company’s accounting policies are unchanged compared to December 31, 2011 and the use of estimates and judgments is also consistent with the December 31, 2011 financial statements.

The consolidated financial statements were approved and authorized by the Board of Directors on November 12, 2012.

The consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments which have been measured at fair value. The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is rounded to the nearest thousand, except per share amounts and when otherwise indicated.

3.	EXPLORATION AND EVALUATION ASSETS

Cost
As at December 31, 2010	$113,082
Capital expenditures	9,104
Corporate acquisition	14,944
Property acquisition	18,013
Exploration and evaluation expense	(10,130)
Transfer to oil and gas properties	(14,398)
Divestitures	(2,058)
Foreign currency translation	1,217
As at December 31, 2011	$129,774
Capital expenditures	12,096
Property acquisition	10,543
Exploration and evaluation expense	(9,483)
Transfer to oil and gas properties	(7,493)
Divestitures	(22,118)
Foreign currency translation	(1,225)
As at September 30, 2012	$112,094

Subsequent to the end of the third quarter, Baytex Energy Ltd. ("Baytex Energy"), a wholly-owned subsidiary of Baytex, acquired undeveloped oil sands leases in the Cold Lake area of Alberta for a total purchase price of $120 million.

4.	OIL AND GAS PROPERTIES

Cost
As at December 31, 2010	$1,819,351
Capital expenditures	364,578
Corporate acquisition	131,635
Property acquisitions	61,137
Transferred from exploration and evaluation assets	14,398
Change in asset retirement obligations	84,879
Divestitures	(10,233)
Foreign currency translation	5,674
As at December 31, 2011	$2,471,419
Capital expenditures	339,843
Property acquisitions	2,924
Transferred from exploration and evaluation assets	7,493
Change in asset retirement obligations	7,384
Divestitures	(134,419)
Foreign currency translation	(4,470)
As at September 30, 2012	$2,690,174

Accumulated depletion
As at December 31, 2010	$194,722
Depletion for the period	244,893
Divestitures	(667)
Foreign currency translation	311
As at December 31, 2011	$439,259
Depletion for the period	212,193
Divestitures	(13,089)
Foreign currency translation	(207)
As at September 30, 2012	$638,156

Carrying value
As at December 31, 2011	$2,032,160
As at September 30, 2012	$2,052,018

On May 22, 2012, Baytex Energy USA Ltd. ("Baytex USA"), an indirect, wholly-owned subsidiary of Baytex, disposed of its non-operated interests in North Dakota, which consisted of $119.4 million of oil and gas properties and $21.6 million of exploration and evaluation assets, for net cash proceeds of $313.8 million. Gains totaling $172.8 million were recognized in the statements of income and comprehensive income.

The net cash proceeds from the disposition were deposited into an escrow account in accordance with Section 1031 of the United States Internal Revenue Code, which provides the ability to defer in whole or in part the payment of federal income taxes on a gain on disposition in the event that the sale proceeds are redeployed into a replacement property which is identified within 45 days of closing of the disposition and ultimately acquired within 180 days of the closing of the disposition. As at September 30, 2012, US$199.5 million was held in the escrow account. In the event that a replacement property is not acquired by November 18, 2012, the remaining escrowed funds will be returned.

5.	BANK LOAN

As at	September 30, 2012	December 31, 2011
Bank loan	$181,785	$311,960

Baytex Energy has established a $40.0 million extendible operating loan facility with a chartered bank and a $660.0 million extendible syndicated loan facility with a syndicate of chartered banks, each of which constitute a revolving credit facility that is extendible annually for a 1, 2 or 3 year period (subject to a maximum three-year term at any time). On June 12, 2012, the maturity date of the credit facilities was extended by one year to June 14, 2015. The credit facilities contain standard commercial covenants for facilities of this nature and do not require any mandatory principal payments during the three-year term. Advances (including letters of credit) under the credit facilities can be drawn in either Canadian or U.S. funds and bear interest at the agent bank’s prime lending rate, bankers’ acceptance discount rates or London Interbank Offer Rates, plus applicable margins. The credit facilities are secured by a floating charge over all of Baytex Energy’s assets and are guaranteed by Baytex and certain of its material subsidiaries. The credit facilities do not include a term-out feature or a borrowing base restriction. In the event that Baytex Energy does not comply with the covenants under the credit facilities, Baytex’s ability to pay dividends to its shareholders may be restricted.

Financing costs for the nine months ended September 30, 2012 include facility amendment fees of $0.8 million ($2.2 million for the nine months ended September 30, 2011). The weighted average interest rate on the bank loan for nine months ended September 30, 2012 was 3.29% (3.45% for the nine months ended September 30, 2011).

6.    LONG-TERM DEBT

As at	September 30, 2012	December 31, 2011
9.15% Series A senior unsecured debentures (Cdn$150,000 – principal)	$—	$147,328
6.75% Series B senior unsecured debentures (US$150,000 – principal)	145,604	150,403
6.625% Series C senior unsecured debentures (Cdn$300,000 – principal)	293,851	—
	$439,455	$297,731

On July 19, 2012, Baytex issued $300.0 million principal amount of Series C senior unsecured debentures bearing interest at 6.625% payable semi-annually with principal repayable on July 19, 2022. These debentures are subordinate to Baytex Energy's bank credit facilities. After July 19 of each of the following years, these debentures are redeemable at the Company's option, in whole or in part, with not less than 30 nor more than 60 days' notice at the following redemption prices (expressed as a percentage of the principal amount of the debentures): 2017 at 103.313%, 2018 at 102.208%, 2019 at 101.104%, and 2020 at 100%. These notes are carried at amortized cost, net of a $6.2 million transaction cost. These notes accrete up to the principal balance at maturity using the effective interest rate of 6.9%.

On August 26, 2012, Baytex redeemed its 9.15% Series A senior unsecured debentures ($150 million principal amount) for 104.575% of the principal amount. A charge on redemption of $9.3 million has been recorded for the three months and nine months ended September 30, 2012, consisting of $6.9 million premium paid to redeem the debentures and $2.4 million of unaccreted debt issue costs has been recorded for the three and nine months ended September 30, 2012.

Accretion expense on debentures of $0.2 million has been recorded for the three months ended September 30, 2012 (three months ended September 30, 2011 - $0.1 million) and $0.5 million for the nine months ended September 30, 2012 (nine months ended September 30, 2011 - $0.4 million).

7.	ASSET RETIREMENT OBLIGATIONS

	September 30, 2012	December 31, 2011
Balance, beginning of period	$260,411	$169,611
Liabilities incurred	6,207	5,834
Liabilities settled	(2,353)	(10,588)
Liabilities acquired	—	5,003
Liabilities divested	(1,554)	(556)
Accretion	4,942	6,185
Change in estimate(1)	2,731	84,879
Foreign currency translation	(66)	43
Balance, end of period	$270,318	$260,411

(1)	Changes in the status of wells, changes in discount rates and changes in the estimated costs of abandonment and reclamation are factors resulting in a change in estimate.

The Company’s asset retirement obligations are based on its net ownership in wells and facilities. Management estimates the costs to abandon and reclaim the wells and the facilities using existing technology and the estimated time period during which these costs will be incurred in the future. These costs are expected to be incurred over the next 52 years. The undiscounted amount of estimated cash flow required to settle the asset retirement obligations using an estimated annual inflation rate of 2.0% at September 30, 2012 is $322.0 million (December 31, 2011 - $315.9 million). The amount of estimated cash flow required to settle the asset retirement obligations using an estimated annual inflation rate of 2.0% and discounted at a risk free rate of 2.5% at September 30, 2012 (December 31, 2011 – 2.5%) is $270.3 million (December 31, 2011 - $260.4 million).

8.	SHAREHOLDERS’ CAPITAL
Shareholders’ Capital

The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10,000,000 preferred shares without nominal or par value, issuable in series. Baytex establishes the rights and terms of the preferred shares upon issuance. As at September 30, 2012, no preferred shares have been issued by the Company and all common shares issued were fully paid.

	Number of Common Shares (000’s)	Amount
Balance, December 31, 2010	113,712	$1,484,335
Issued on exercise of share rights	2,665	45,048
Transfer from contributed surplus on exercise of share rights	—	77,258
Issued pursuant to dividend reinvestment plan	1,516	73,543
Balance, December 31, 2011	117,893	$1,680,184
Issued on exercise of share rights	1,073	18,463
Transfer from contributed surplus on exercise of share rights	—	28,857
Transfer from contributed surplus on vesting and conversion of share awards	390	20,048
Issued pursuant to dividend reinvestment plan	1,606	75,407
Balance, September 30, 2012	120,962	$1,822,959

Monthly dividends of $0.22 per common share were declared by the Company during the three and nine months ended September 30, 2012 for total dividends declared of $79.6 million and $236.9 million, respectively.

Subsequent to September 30, 2012, the Company announced that a monthly dividend in respect of October 2012 operations of $0.22 per common share totaling $26.7 million will be payable on November 15, 2012 to shareholders of record on October 31, 2012.

9.	EQUITY BASED PLANS
Share Rights Plan

As a result of the conversion of the legal structure of Baytex Energy Trust (the “Trust”) from an income trust to a corporation at year-end 2010, all outstanding rights to acquire trust units of the Trust were exchanged for equivalent rights to acquire common shares of Baytex (“share rights”), which are governed by the terms of the Common Share Rights Incentive Plan (the “Share Rights Plan”). As a result of the adoption of the Share Award Incentive Plan (as described below) effective January 1, 2011, no further grants will be made under the Share Rights Plan. The Share Rights Plan will remain in place until such time as all outstanding share rights have been exercised, cancelled or expired.

Baytex recorded compensation expense related to the share rights under the Share Rights Plan of $1.0 million for the three months ended September 30, 2012 (three months ended September 30, 2011 - $3.9 million) and $2.2 million for the nine months ended September 30, 2012 (nine months ended September 30, 2011 - $13.7 million).

The number of share rights outstanding and exercise prices are detailed below:

	Number of share rights (000’s)	Weighted average exercise price
Balance, December 31, 2010 (1)	5,761	$17.02
Exercised (2)	(2,665)	16.92
Forfeited (1)	(125)	23.05
Balance, December 31, 2011 (1)	2,971	$16.98
Exercised (2)	(1,073)	17.32
Forfeited (1)	(79)	21.12
Balance, September 30, 2012 (1)	1,819	$16.57

(1)	Weighted average exercise price reflects the grant price less the reduction in exercise price for dividends and distributions.

(2)	Weighted average exercise price includes rights exercised at both original grant prices and original grant prices reduced for dividends and distributions subsequent to grant date.

The following table summarizes information about the share rights outstanding at September 30, 2012:

	Exercise Prices Applying Original Grant Price					Exercise Prices Applying Original Grant Price Reduced for Dividends and Distributions Subsequent to Grant Date
PRICE RANGE	Number Outstanding at September 30, 2012 (000’s)	Weighted Average Grant Price	Weighted Average Remaining Term (years)	Number Exercisable at September 30, 2012 (000’s)	Weighted Average Exercise Price	Number Outstanding at September 30, 2012 (000’s)	Weighted Average Exercise Price	Weighted Average Remaining Term (years)	Number Exercisable at September 30, 2012 (000’s)	Weighted Average Exercise Price
$4.90 to $12.50	5	$12.46	1.5	5	$12.46	720	$9.29	0.9	720	$9.29
$12.51 to $19.50	609	17.97	1.0	609	17.97	202	16.65	1.5	201	16.65
$19.51 to $26.50	290	20.83	0.9	289	20.82	789	21.38	2.2	459	21.36
$26.51 to $33.50	874	27.91	2.2	514	27.87	92	28.78	2.4	47	28.09
$33.51 to $40.50	38	35.71	2.9	16	34.91	15	34.60	2.8	7	34.47
$40.51 to $47.72	3	45.02	3.2	1	45.19	1	43.51	3.3	—	43.51
$4.90 to $47.72	1,819	$23.60	1.6	1,434	$22.28	1,819	$16.57	1.6	1,434	$14.93

Share Award Incentive Plan

The Company has a full-value award plan (the “Share Award Incentive Plan”) pursuant to which restricted awards and performance awards (collectively, “share awards”) may be granted to the directors, officers and employees of the Company and its subsidiaries. The maximum number of common shares issuable under the Share Award Incentive Plan (and any other long-term incentive plan of the Company, including the Share Rights Plan) shall not at any time exceed 10% of the then issued and outstanding common shares.

The Company recorded compensation expense related to the share awards of $8.8 million for the three months ended September 30, 2012 (three months ended September 30, 2011 - $5.9 million) and $26.8 million for the nine months ended September 30, 2012 (nine months ended September 30, 2011 - $11.5 million).

The fair value of share awards is determined at the date of grant using the closing price of the common shares and, for performance awards, an estimated payout multiplier. The amount of compensation expense is reduced by an estimated forfeiture rate, which has been estimated at 4.6% of outstanding share awards. Fluctuations in compensation expense may occur due to changes in estimating the outcome of the performance conditions. The estimated weighted average fair value for share awards at the measurement date is $51.52 per restricted award and performance award granted during the nine months ended September 30, 2012 (nine months ended September 30, 2011 - $50.71 per restricted award and performance award).

The number of share awards outstanding is detailed below:

	Number of restricted awards (000’s)	Number of performance awards (000’s)	Number of share awards (000’s)
Balance, December 31, 2010	—	—	—
Granted	389	243	632
Forfeited	(24)	(14)	(38)
Balance, December 31, 2011	365	229	594
Granted	339	258	597
Vested and converted to common shares	(126)	(127)	(253)
Forfeited	(32)	(16)	(48)
Balance, September 30, 2012	546	344	890

10.	NET INCOME PER SHARE
Baytex calculates basic income per share based on the net income attributable to shareholders and a weighted average number of shares outstanding during the period. Diluted income per share amounts reflect the potential dilution that could occur if share rights were exercised and share awards were converted. The treasury stock method is used to determine the dilutive effect of share rights and share awards whereby any proceeds from the exercise of share rights and the conversion of share awards or other dilutive instruments and the amount of compensation expense, if any, attributed to future services not yet recognized are assumed to be used to purchase common shares at the average market price during the periods.

	Three Months Ended September 30, 2012			Three Months Ended September 30, 2011
	Net income	Common shares (000’s)	Net income per share	Net income	Common shares (000’s)	Net income per share
Net income - basic	$26,773	120,469	$0.22	$51,839	116,404	$0.45
Dilutive effect of share rights	—	958		—	2,303
Dilutive effect of share awards	—	466		—	211
Net income - diluted	$26,773	121,893	$0.22	$51,839	118,918	$0.44

For the three months ended September 30, 2012, and 2011, no share rights were anti-dilutive.

	Nine Months Ended September 30, 2012			Nine Months Ended September 30, 2011
	Net income	Common shares (000’s)	Net income per share	Net income	Common shares (000’s)	Net income per share
Net income - basic	$227,011	119,476	$1.90	$159,652	115,477	$1.38
Dilutive effect of share rights	—	1,214		—	2,808
Dilutive effect of share awards	—	601		—	193
Net income - diluted	$227,011	121,291	$1.87	$159,652	118,478	$1.35

For the nine months ended September 30, 2012, and 2011, no share rights were anti-dilutive.

11.	INCOME TAXES
The provision for (recovery of) income taxes has been computed as follows:

	Nine Months Ended September 30
	2012	2011
Net income before income taxes	$349,829	$199,372
Expected income taxes at the statutory rate of 25.45% (2011 – 26.97%) (1)	89,031	53,771
Increase (decrease) in income taxes resulting from:
Non-taxable portion of foreign exchange loss (gain)	(993)	2,105
Share-based compensation	7,369	6,790
Effect of change in income tax rates	(1,002)	(4,629)
Effect of rate adjustments for foreign jurisdictions	22,357	(2,489)
Effect of change in opening tax pool balances	3,680	(14,817)
Other	2,376	(1,011)
Income tax expense	$122,818	$39,720

(1)	The change in statutory rate is related to a legislated reduction in the Canadian federal corporate income tax rate and changes in the provincial apportionment of income.

12.	REVENUES

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011
Petroleum and natural gas revenues	$298,953	$313,247	$924,740	$938,850
Royalty charges	(47,758)	(50,656)	(146,772)	(150,617)
Royalty income	833	540	2,649	2,151
Revenues, net of royalties	$252,028	$263,131	$780,617	$790,384

13.	FINANCING COSTS
Baytex incurred financing costs on its outstanding liabilities as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011
Bank loan and other	$2,488	$2,583	$8,172	$9,389
Long-term debt	8,700	6,088	20,981	16,793
Accretion on asset retirement obligations	1,663	1,558	4,942	4,558
Debt financing costs	11	154	860	2,998
Financing costs	$12,862	$10,383	$34,955	$33,738

14.	SUPPLEMENTAL INFORMATION
Foreign Exchange

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011
Unrealized foreign exchange (gain) loss	$(5,346)	$24,257	$(3,234)	$14,655
Realized foreign exchange gain	(902)	(4,418)	(1,002)	(2,752)
Foreign exchange (gain) loss	$(6,248)	$19,839	$(4,236)	$11,903

15.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
At September 30, 2012, the Company had in place the following currency derivative contracts:

Type	Period	Amount per month	Sales Price	Reference
Monthly forward spot sale	November 2011 to October 2013	US$ 1.00 million	1.0433	(1)
Monthly average rate forward	Calendar 2012	US$ 1.25 million	1.0209	(2)
Monthly spot collar	Calendar 2012	US$ 0.75 million	0.9524 – 1.0503	(1)
Monthly spot collar	Calendar 2012	US$ 0.25 million	1.0200 – 1.0700	(1)
Monthly average collar	Calendar 2012	US$ 0.25 million	0.9700 – 1.0310	(1)
Monthly average collar	Calendar 2012	US$ 0.50 million	0.9750 – 1.0305	(1)
Monthly average collar	Calendar 2012	US$ 0.50 million	0.9900 – 1.0805	(2)
Monthly average collar	Calendar 2012	US$ 0.75 million	1.0225 – 1.0425	(1)
Monthly average collar	Calendar 2012	US$ 0.25 million	1.0295 – 1.0545	(1)
Monthly spot collar	Calendar 2012	US$ 1.00 million	0.9800 – 1.0722	(1)
Monthly spot collar	Calendar 2012	US$ 1.00 million	0.9900 – 1.0720	(1)
Monthly spot collar	Calendar 2012	US$ 0.50 million	0.9900 – 1.0785	(1)
Monthly forward spot sale	October 2012 to December 2012	US$ 4.50 million	1.0065	(2)
Monthly spot collar	June 2012 to December 2012	US$ 1.00 million	0.9900 – 1.0720	(1)
Monthly average collar	June 2012 to December 2013	US$ 1.00 million	1.0000 – 1.0725	(1)
Monthly average collar	June 2012 to December 2013	US$ 1.00 million	1.0100 – 1.0720	(1)
Monthly average collar	June 2012 to December 2013	US$ 1.00 million	1.0200 – 1.0575	(1)
Monthly average collar	June 2012 to December 2013	US$ 1.00 million	1.0200 – 1.0655	(1)
Monthly average collar	June 2012 to December 2013	US$ 1.00 million	1.0250 – 1.0702	(1)
Monthly average collar	June 2012 to December 2013	US$ 2.00 million	1.0300 – 1.0650	(1)
Monthly forward spot sale	Calendar 2013	US$ 5.50 million	1.0007	(2)
Monthly average rate forward	Calendar 2013	US$ 0.25 million	1.0023	(1)
Monthly average collar	Calendar 2013	US$ 0.25 million	0.9700 – 1.0310	(1)

(1)	Actual contract rate (CAD/USD).

(2)	Based on the weighted average contract rates (CAD/USD).

The carrying amounts of the Company’s U.S. dollar denominated monetary assets and liabilities at the reporting date are as follows:

	Assets		Liabilities
	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011
U.S. dollar denominated	US$339,548	US$107,138	US$213,307	US$402,979

Interest Rate Risk

As at September 30, 2012, Baytex had the following interest rate swap financial derivative contracts:

Type	Period	Notional Principal Amount	Fixed interest rate	Floating rate index
Swap – pay fixed, receive floating	September 27, 2011 to September 27, 2014	US$90.0 million	4.06%	3-month LIBOR
Swap – pay fixed, receive floating	September 25, 2012 to September 25, 2014	US$90.0 million	4.39%	3-month LIBOR

Commodity Price Risk

Baytex monitors and, when appropriate, utilizes financial derivative contracts or physical delivery contracts to manage the risk associated with changes in commodity prices. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors of Baytex. Under the Company’s risk management policy, financial derivatives are not to be used for speculative purposes.

Financial Derivative Contracts

At September 30, 2012, Baytex had the following financial derivative contracts:

Oil	Period	Volume	Price/Unit(1)	Index
Time spread	January to December 2012	500 bbl/d	Dec 2014 plus US$3.25	WTI
Time spread	January to December 2012	500 bbl/d	Dec 2014 plus US$0.65	WTI
Price collar	March to December 2012	200 bbl/d	US$97.00 – US$117.60	WTI
Price collar	March to December 2012	300 bbl/d	US$97.00 – US$116.60	WTI
Fixed – Sell	October to December 2012	13,450 bbl/d	US$97.30	WTI
Fixed – Sell	October to December 2012(2)	1,000 bbl/d	US$96.10	WTI
Price collar	Calendar 2012	400 bbl/d	US$98.00 – US$104.52	WTI
Price collar	Calendar 2012	300 bbl/d	US$100.00 – US$104.90	WTI
Price collar	Calendar 2012	200 bbl/d	US$97.50 – US$104.25	WTI
Price collar	Calendar 2012	300 bbl/d	US$100.00 – US$105.92	WTI
Fixed – Buy	Calendar 2012	200 bbl/d	US$102.50	WTI
Fixed – Buy	January to June 2013	250 bbl/d	US$102.07	WTI
Fixed – Sell	January to June 2013(4)	1,000 bbl/d	US$102.05	WTI
Fixed – Sell	January to June 2013(4)	1,000 bbl/d	US$104.10	WTI
Fixed – Sell	January to June 2013(4)	2,000 bbl/d	US$103.80	WTI
Fixed – Buy	July to December 2013	350 bbl/d	US$101.70	WTI
Fixed – Sell	July to December 2013(4)	1,000 bbl/d	US$104.70	WTI
Fixed – Sell	Calendar 2013	2,500 bbl/d	US$99.18	WTI
Fixed – Sell	Calendar 2013(3)	1,500 bbl/d	US$96.00	WTI
Fixed – Sell	Calendar 2013(3)	1,000 bbl/d	US$98.00	WTI
Fixed – Buy	Calendar 2014	380 bbl/d	US$101.06	WTI

(1)	Based on the weighted average price/unit for the remainder of the contract.

(2)	Counterparty has the option to increase the volumes by 1,000 bbl/d.

(3)	Counterparty has the option to double the volumes on the contract.

(4)	Counterparty has the option to extend the term by six months.

Natural Gas	Period	Volume	Price/Unit(1)	Index
Basis swap	Calendar 2012	1,000 mmBtu/d	NYMEX less US$0.328	AECO
Basis swap	Calendar 2012	1,000 mmBtu/d	NYMEX less US$0.390	AECO
Basis swap	Calendar 2012	1,000 mmBtu/d	NYMEX less US$0.370	AECO
Basis swap	Calendar 2012	1,000 mmBtu/d	NYMEX less US$0.450	AECO
Basis swap	Calendar 2012	1,000 mmBtu/d	NYMEX less US$0.430	AECO
Basis swap	Calendar 2012	1,000 mmBtu/d	NYMEX less US$0.410	AECO
Basis swap	Calendar 2012	1,500 mmBtu/d	NYMEX less US$0.490	AECO
Basis swap	Calendar 2012	1,000 mmBtu/d	NYMEX less US$0.515	AECO
Basis swap	Calendar 2012	2,000 mmBtu/d	NYMEX less US$0.520	AECO
Basis swap	Calendar 2012	2,500 mmBtu/d	NYMEX less US$0.530	AECO
Sold call	Calendar 2012	6,000 mmBtu/d	US$5.25	NYMEX
Fixed – Sell	October to December 2012	13,000 mmBtu/d	US$4.04	NYMEX

(1)	Based on the weighted average price/unit for the remainder of the contract.

Financial derivatives are marked-to-market at the end of each reporting period, with the following reflected in the condensed consolidated statements of income and comprehensive income:

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011
Realized (gain) loss on financial derivatives	$(8,573)	$(6,227)	$(11,913)	$563
Unrealized loss (gain) on financial derivatives	7,139	(31,016)	(36,043)	(34,148)
Gain on financial derivatives	$(1,434)	$(37,243)	$(47,956)	$(33,585)

Subsequent to September 30, 2012, Baytex added the following financial derivative contracts:

Gas	Period	Volume	Price/Unit(1)	Index
Fixed – Sell	Calendar 2013	2,000 GJ/d	$3.37	AECO
Fixed – Sell	Calendar 2013	2,000 mmBtu/d	US$4.02	NYMEX
Fixed – Sell	Calendar 2013	1,000 mmBtu/d	US$4.05	NYMEX
Fixed – Sell	Calendar 2013	1,000 mmBtu/d	US$4.07	NYMEX
Fixed – Sell	Calendar 2013	1,000 mmBtu/d	US$4.10	NYMEX
Basis swap	Calendar 2013	2,000 mmBtu/d	NYMEX less US$0.375	AECO
Basis swap	Calendar 2013	1,000 mmBtu/d	NYMEX less US$0.388	AECO
Basis swap	Calendar 2013	2,000 mmBtu/d	NYMEX less US$0.428	AECO
Fixed – Sell	January to December 2014	2,000 mmBtu/d	US$4.45	NYMEX

(1)	Based on the weighted average price/unit for the remainder of the contract.

Physical Delivery Contracts

At September 30, 2012, the following physical delivery contracts were entered into and continue to be held for the purpose of delivery of non-financial items in accordance with the Company’s expected sale requirements. Physical delivery contracts are not considered financial instruments; therefore, no asset or liability has been recognized in the consolidated financial statements.

Heavy Oil	Period	Volume	Weighted Average Price/Unit(1)
WCS Blend	October 2011 to December 2014	2,000 bbl/d	WTI x 81.00%
WCS Blend	October to December 2012	5,500 bbl/d	WTI less US$18.18
WCS Blend	November 2012	2,000 bbl/d	WTI less US$15.75
WCS Blend	November to December 2012	1,000 bbl/d	WTI less US$15.38
WCS Blend	December 2012	1,000 bbl/d	WTI less US$17.50
WCS Blend	January to June 2013	1,250 bbl/d	WTI x 80.00%
WCS Blend	January to June 2013	4,250 bbl/d	WTI less US$18.18
WCS Blend	July to December 2013	2,750 bbl/d	WTI x 80.00%
WCS Blend	July to December 2013	2,750 bbl/d	WTI less US$21.00

(1)	Based on the weighted average price/unit for the remainder of the contract.

Condensate (diluent)	Period	Volume	Price/Unit
Fixed – Buy	April 2012 to March 2013	640 bbl/d	WTI plus US$6.70
Fixed – Buy	January 2013 to December 2013	160 bbl/d	WTI plus US$3.10

At September 30, 2012, Baytex had committed to deliver the volumes of raw bitumen noted below to market on railways:

Heavy Oil	Period	Term Volume
Raw bitumen	October to December 2012	7,000 bbl/d
Raw bitumen	January to March 2013	8,500 bbl/d
Raw bitumen	April to June 2013	6,000 bbl/d
Raw bitumen	July to September 2013	3,000 bbl/d
Raw bitumen	October to December 2013	3,000 bbl/d

16.	CONSOLIDATING FINANCIAL INFORMATION – BASE SHELF PROSPECTUS
On August 4, 2011, Baytex filed a Short Form Base Shelf Prospectus with the securities regulatory authorities in each of the provinces of Canada (other than Québec) and a Registration Statement with the United States Securities and Exchange Commission (collectively, the "Shelf Prospectus").  The Shelf Prospectus allows Baytex to offer and issue common shares, subscription receipts, warrants, options and debt securities by way of one or more prospectus supplements at any time during the 25-month period that the Shelf Prospectus remains in place. The securities may be issued from time to time, at the discretion of Baytex, with an aggregate offering amount not to exceed $500 million (Canadian).

On July 19, 2012, Baytex issued $300 million of 6.625% Series C senior unsecured debentures due July 19, 2022 at par. The offering was made by way of a prospectus supplement dated July 10, 2012 to the Shelf Prospectus.

Any debt securities issued by Baytex pursuant to the Shelf Prospectus will be guaranteed by all of its direct and indirect wholly-owned material subsidiaries (the "Guarantor Subsidiaries"). The guarantees of the Guarantor Subsidiaries are full and unconditional and joint and several. These guarantees may in turn be guaranteed by Baytex. Other than investments in its subsidiaries, Baytex has no independent assets or operations.

Pursuant to the credit agreement governing Baytex Energy's credit facilities, Baytex Energy and its subsidiaries are prohibited from paying dividends to their shareholders that would have, or would reasonably be expected to have, a material adverse effect or would adversely affect or impair the ability or capacity of Baytex Energy to pay or fulfill any of its obligations under the credit agreement. In addition, Baytex Energy may not permit any of its subsidiaries to pay any dividends during the continuance of a default or event of default under the credit agreement.

The following tables present condensed interim unaudited consolidating financial information as at September 30, 2012, and December 31, 2011 and for the three months and nine months ended September 30, 2012 and 2011 for: 1) Baytex, on a stand-alone basis, 2) Guarantor subsidiaries, on a stand-alone basis, 3) non-guarantor subsidiaries, on a stand-alone basis and 4) Baytex, on a consolidated basis.

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated
As at September 30, 2012
Current assets	$—	$418,937	$145	$—	$419,082
Intercompany advances and investments	1,792,406	(569,563)	82,735	(1,305,578)	—
Non-current assets	2,435	2,232,345	—	—	2,234,780
Current liabilities	31,779	225,011	104	—	256,894
Bank loan and long-term debt	439,455	181,785	—	—	621,240
Asset retirement obligation and other non-current liabilities	$—	$468,925	$—	$—	$468,925

As at December 31, 2011
Current assets	$351	$225,850	$374	$—	$226,575
Intercompany advances and investments	1,753,047	(515,492)	72,787	(1,310,342)	—
Non-current assets	2,435	2,232,800	—	—	2,235,235
Current liabilities	34,502	242,303	167	—	276,972
Bank loan and long-term debt	297,731	311,960	—	—	609,691
Asset retirement obligation and other non-current liabilities	$—	$368,413	$—	$—	$368,413

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated
For the nine months ended September 30, 2012
Revenues, net of royalties	$20,386	$781,743	$13,766	$(35,278)	$780,617
Production, operation and exploration	—	181,830	—	—	181,830
Transportation and blending	—	153,953	—	—	153,953
General, administrative and share-based compensation	1,126	61,062	137	(1,126)	61,199
Financing, derivatives, foreign exchange and other (gains)/losses	25,130	(171,709)	3	(34,152)	(180,728)
Depletion and depreciation	—	214,534	—	—	214,534
Income tax expense	—	122,818	—	—	122,818
Net income (loss)	$(5,870)	$219,255	$13,626	$—	$227,011

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated
For the three months ended September 30, 2012
Revenues, net of royalties	$8,678	$252,528	$5,442	$(14,620)	$252,028
Production, operation and exploration	—	59,646	—	—	59,646
Transportation and blending	—	44,426	—	—	44,426
General, administrative and unit-based compensation	500	19,662	11	(500)	19,673
Financing, derivatives, foreign exchange and other (gains)/losses	12,597	18,618	—	(14,120)	17,095
Depletion and depreciation	—	71,642	—	—	71,642
Income tax expense	—	12,773	—	—	12,773
Net income (loss)	$(4,419)	$25,761	$5,431	$—	$26,773

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated
For the nine months ended September 30, 2011
Revenues, net of royalties	$16,059	$791,767	$6,335	$(23,777)	$790,384
Production, operation and exploration	—	163,703	—	—	163,703
Transportation and blending	—	185,737	—	—	185,737
General, administrative and share-based compensation	1,206	54,393	126	(1,125)	54,600
Financing, derivatives, foreign exchange and other (gains)/losses	24,597	8,556	(48)	(22,652)	10,453
Depletion and depreciation	—	176,519	—	—	176,519
Income tax expense	(1,298)	41,018	—	—	39,720
Net income (loss)	$(8,446)	$161,841	$6,257	$—	$159,652

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated
For the three months ended September 30, 2011
Revenues, net of royalties	$5,878	$263,506	$2,602	$(8,855)	$263,131
Production, operation and exploration	—	59,221	—	—	59,221
Transportation and blending	—	54,059	—	—	54,059
General, administrative and unit-based compensation	437	19,373	10	(375)	19,445
Financing, derivatives, foreign exchange and other (gains)/losses	17,226	(17,360)	(10)	(8,480)	(8,624)
Depletion and depreciation	—	63,406	—	—	63,406
Income tax expense	(1,362)	25,147	—	—	23,785
Net income (loss)	$(10,423)	$59,660	$2,602	$—	$51,839

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated
For the nine months ended September 30, 2012
Cash provided by (used in):
Operating activities	$7,764	$397,897	$10,769	$—	$416,430

Payment of dividends	(160,813)	—	—	—	(160,813)
(Decrease) increase in bank loan	—	(130,175)	—	—	(130,175)
Proceeds from issuance of long-term debt	293,761	—	—	—	293,761
Redemption of long-term debt	(156,863)	—	—	—	(156,863)
Change in intercompany loans	9,546	96,721	(106,267)	—	—
Increase in investments	—	(106,267)	—	106,267	—
Increase in equity	18,463	—	106,267	(106,267)	18,463
Interest paid	(11,858)	(9,770)	(10,769)	—	(32,397)
Financing activities	(7,764)	(149,491)	(10,769)	—	(168,024)

Additions to exploration and evaluation assets	—	(12,096)	—	—	(12,096)
Additions to oil and gas properties	—	(339,843)	—	—	(339,843)
Property acquisitions	—	(13,467)	—	—	(13,467)
Proceeds from divestitures	—	316,200	—	—	316,200
Current income tax expense on divestiture	—	(13,629)	—	—	(13,629)
Additions to other plant and equipment, net of disposals	—	(9,121)	—	—	(9,121)
Change in non-cash working capital	—	20,558	—	—	20,558
Investing activities	—	(51,398)	—	—	(51,398)

Impact of foreign currency translation on cash balances	$—	$(7,125)	$—	$—	$(7,125)

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated
For the nine months ended September 30, 2011
Cash provided by (used in):
Operating activities	$195,502	$218,854	$421	$—	$414,777

Receipt (payment) of dividends	(156,056)	258	(258)	—	(156,056)
Increase in bank loan	—	56,448	—	—	56,448
Change in intercompany loans	(193,414)	248,826	(55,412)	—	—
Increase in investments	145,810	—	—	—	145,810
Proceeds from issuance of long-term debt	33,626	—	55,249	(55,249)	33,626
Increase in equity	(25,468)	(5,902)	—	—	(31,370)
Interest paid	195,502	218,854	421	—	414,777
Financing activities	—	518,484	—	(55,249)	463,235

Additions to exploration and evaluation assets	—	(8,010)	—	—	(8,010)
Additions to oil and gas properties	—	(287,825)	—	—	(287,825)
Property acquisitions	—	(65,835)	—	—	(65,835)
Corporate acquisitions	—	(118,693)	—	—	(118,693)
Additions to other plant and equipment, net of disposals	—	(1,416)	—	—	(1,416)
Change in non-cash working capital	—	18,577	—	—	18,577
Investing activities	—	(463,202)	—	—	(463,202)

Impact of foreign currency translation on cash balances	$—	$(33)	$—	$—	$(33)